Exhibit 99.1

STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc. (“Stantec”)

10160 – 112th Street

Edmonton, Alberta

Canada T5K 2L6

2.	Date of Material Change:

December 10, 2015.

3.	News Release:

A news release was issued by Stantec on December 10, 2015, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced the appointment of Scott Murray to the chief operating officer role upon the retirement of Rich Allen. Tino DiManno was appointed to the newly created role of chief business officer.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Stantec president and chief executive officer, Bob Gomes, announced changes to the Company’s leadership structure as current chief operating officer (COO), Rich Allen, prepares to retire in 2016. The current roles and responsibilities for Stantec’s chief operating officer will be divided into two positions to better meet the needs of Stantec’s diverse business model.

Effective January 1, 2016, Scott Murray, executive vice president and current regional operating unit leader for the United States, will assume the chief operating officer role. He will oversee company operations, including health and safety, regional operations, and Stantec’s Project Delivery Office. Tino DiManno, executive vice president and current regional operating unit leader for Canada, will assume a newly created chief business officer (CBO) role. He will oversee all business operating units, account management, client development, and quality management. The COO and CBO will work together to manage all aspects of Stantec’s business and will have equal leadership responsibility. Both positions report directly to the chief executive officer. Scott Murray and Tino DiManno will work closely with Rich Allen during the transition into their new roles at the beginning of 2016.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President and Secretary

Stantec Inc.

10160 – 112th Street

Edmonton, Alberta

T5K 2L6

(780) 917-7022

9.	Date of Report:

DATED at Edmonton, Alberta this 14th day of December, 2015.